UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Kennedy, Robert D.
   39 Old Ridgebury Road, J-4
   Danbury, CT  06817
2. Issuer Name and Ticker or Trading Symbol
   UCAR International Inc.
   UCR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/30/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |9/11/9|P   | |10,000            |A  |$12.625    |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/11/9|P   | |15,000            |A  |$12.75     |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/11/9|P   | |5,000             |A  |$13.00     |35,000(1)          |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Time option (right to |$34.36  |     |    | |           |   |3/18/|3/18/|Common Stock|       |       |300,000     |D  |            |
buy)                  |        |     |    | |           |   |99(2)|08   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time option (right to |$17.0625|9/29/|A   | |200,000    |A  |(3)  |9/28/|Common Stock|200,000|       |200,000(3)  |D  |            |
buy)                  |        |98   |    | |           |   |     |08   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Includes 1,000 shares granted pursuant to UCAR International Inc. 1995 Directors Stock Plan. Of such shares, 600 shares have vested and 200 of such shares will vest on January 1 of each of 1999 and
2000.
(2) The option to purchase shares of Common Stock will vest on March 18, 1999 provided that the reporting person is the Chairman of the Board on such
date.
(3) Of such options, (a) 66,666 will vest on September 29, 1999, 66,667 will vest when the closing price of the Common Stock is at least $20.50 for
20 consecutive trading days and 66,667 will vest when the closing price of the Common Stock is at least $24.00 for 20 consecutive trading days or
(b) all options will vest on September 29, 2005, if
earlier.
SIGNATURE OF REPORTING PERSON
/s/ Peter B. Mancino, Attorney-in Fact for Robert D. Kennedy
DATE
October 9, 1998